FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2019

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ R SOTAMAA BY R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 13 November 2019

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to Euronext, Amsterdam dated 13 November 2019
Unilever Chairman announcement

Exhibit 99

Unilever Chairman announcement
Marijn Dekkers steps down; Nils Andersen appointed Chairman

London / Rotterdam, 13 November 2019. Unilever today announced that Marijn Dekkers has decided to step down as Chairman of the Board with immediate effect. Nils Andersen, Non-Executive Director, has been appointed by the Board to succeed Marijn as Chairman of Unilever.

Marijn, who was appointed as Chairman of Unilever in April 2016, has chosen to stand down as Chairman so that he can focus on his growing responsibilities as Founder and Chairman of Novalis LifeSciences, the investment and advisory firm. He will continue to serve as a Non-Executive Director of Unilever.

Marijn said: "It has been a huge honour to serve as Chairman of Unilever and I am very proud of the work we continue to do as a truly purpose-driven company. My decision to step down has been a difficult one to make but I look forward to seeing Unilever go from strength to strength under Nils as Chairman."

Nils Andersen has served on the Unilever Board since April 2015 and is currently a member of the Board's Audit Committee. He has significant business experience and was previously Group Chief Executive Officer of A.P. Moller - Maersk A/S from 2007 to 2016 and President and Chief Executive Officer of Carlsberg A/S and Carlsberg Breweries A/S from 2001 to 2007.

Nils has served as Chairman at AkzoNobel N.V. since April 2018 and is a Non-Executive Director at BP plc. Nils also serves as Chairman of the privately-held Salling Group A/S. He intends to step down from his roles at BP plc and Salling Group A/S in March 2020, prior to the Unilever AGM.

Nils said: "On behalf of the Board, I would like to thank Marijn for his strong leadership and the contribution he has made as Chairman. I am very proud to have been asked to succeed Marijn and I look forward to working with the Board and the Unilever Leadership team to support the company's continued growth."

Nils will step down from the Audit Committee and be appointed as Chair of the Nominating and Corporate Governance Committee and as a member of the Compensation Committee. Marijn will remain as a member of the Compensation Committee and the Nominating and Corporate Governance Committee.

This announcement contains inside information. This is a public announcement pursuant to article 17 paragraph 1 of the European Market Abuse Regulation (596/2014).

_________________________

Media Enquiries:                                                             Investor Enquiries:

Jonathan Sibun (UK)                                                      Investor Relations
jsibun@tulchangroup.com                                          investor.relations@unilever.com
+44 7779 999 683                                                               +44 207 822 6830

Frida Critien (UK)
Frida.critien@unilever.com
+44 7824 089 836

Fleur van-Bruggen (NL)
fleur-van.bruggen@unilever.com
+31 615 008293

About Unilever

Unilever is one of the world's leading suppliers of Beauty & Personal Care, Home Care, and Foods & Refreshment products with sales in over 190 countries and reaching 2.5 billion consumers a day. It has 155,000 employees and generated sales of €51 billion in 2018. Over half (60%) of the company's footprint is in developing and emerging markets. Unilever has around 400 brands found in homes all over the world, including Dove, Knorr, Dirt Is Good, Rexona, Hellmann's, Lipton, Wall's, Lux, Magnum, Axe, Sunsilk and Surf.

Unilever's Sustainable Living Plan (USLP) underpins the company's strategy and commits to:

·     Helping more than a billion people take action to improve their health and well-being by 2020.

·     Halving the environmental impact of our products by 2030.

·     Enhancing the livelihoods of millions of people by 2020.

The USLP creates value by driving growth and trust, eliminating costs and reducing risks. In 2018, the company's Sustainable Living Brands grew 69% faster than the rest of the business, compared to 46% in 2017.

Since 2010 we have been taking action through the Unilever Sustainable Living Plan to help more than a billion people improve their health and well-being, halve our environmental footprint and enhance the livelihoods of millions of people as we grow our business. We have already made significant progress and continue to expand our ambition - most recently committing to ensure 100% of our plastic packaging is fully reusable, recyclable or compostable by 2025. While there is still more to do, we are proud to have been recognised in 2019 as a leader in the Dow Jones Sustainability Index, and as the top ranked company in the GlobeScan/SustainAbility Global Corporate Sustainability Leaders survey, since 2011.

For more information about Unilever and its brands, please visit www.unilever.com. For more information on the USLP: www.unilever.com/sustainable-living/

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.
Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth including to plastic packaging; the effect of climate change on Unilever's business; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2018 and the Unilever Annual Report and Accounts 2018.